UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-31902

CUSIP Number 82967Y104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIRVA, Inc.
Full Name of Registrant

Former Name if Applicable

700 Oakmont Lane
Address of Principal Executive Office (Street and Number)

Westmont, Illinois 60559
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

SIRVA, Inc. (“SIRVA”) has previously filed: (1) a Form 12b-25 on March 17, 2005 stating, in part, that it did not expect to be able to file its 2004 Form 10-K by March 31, 2005, the end of the 15-day extension period provided by Rule 12b-25(b)(2)(ii); (2) a Form 12b-25 on May 10, 2005 stating, in part, that it did not expect to be able to file its Form 10-Q for the first quarter of 2005 by May 15, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); and (3) a Form 12b-25 on August 9, 2005, stating, in part, that it did not expect to be able to file its Form 10-Q for the second quarter of 2005 by August 14, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii). As previously reported in SIRVA’s current report on Form 8-K, filed on September 21, 2005, the audit committee of the board of directors of SIRVA had conducted a review of certain of the company’s financial reporting practices and related processes, and had engaged outside legal and financial advisors to assist in its review.  In addition, SIRVA’s board of directors had concluded that its previously issued financial statements for the fiscal years ended December 31, 2003 and 2002, as well as quarterly financial statements for the first three quarters of 2004 and quarterly financial information for all four quarters of 2003 should not be relied upon because of errors in those financial statements.  SIRVA is currently in the process of restating those previously-issued financial statements.

SIRVA anticipates filing its 10-K promptly after the completion of the preparation and audit of its financial statements for the fourth quarter and full year ended December 31, 2004 and the restatements of certain prior period financial results.  After SIRVA files its 2004 Form 10-K it will require additional time to complete the preparation of its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.  As a result, SIRVA will not be in a position to file its third quarter 10-Q within the 5-day extension period provided by Rule 12b-25(b)(2)(ii), which ends on November 15, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald L. Milewski	(630)	570-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, SIRVA has not yet completed the preparation and audit of its financial statements for the fourth quarter and full year ended December 31, 2004 and the restatements of certain prior period financial results.  Until the restatements are complete, SIRVA cannot reasonably estimate their impact on the first, second and third quarters of 2004, and cannot prepare its financial statements for the quarters ended March 31, 2005, June 30, 2005, September 30, 2005, and the nine months ended September 30, 2005.

For further details, including an update on the status of SIRVA’s compliance with section 404 of the Sarbanes-Oxley Act, please refer to: (1) the Current Report on Form 8-K (Items 2.02, 4.02(a), 8.01 and 9.01) submitted by SIRVA to the SEC on March 16, 2005; (2) the Current Report on Form 8-K (Items 2.02, 8.01 and 9.01) submitted by SIRVA to the SEC on June 24, 2005; and (3) the Current Report on Form 8-K (Items 2.02, 8.01 and 9.01) submitted by SIRVA to the SEC on September 21, 2005.  Each of those Current Reports is incorporated herein by this reference.

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements.”  You should not place undue reliance on these statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategies.  These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions.  These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances.  As you read and consider this notification, you should understand that these statements are not guarantees of performance or results.  They involve risks, uncertainties and assumptions.  Many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.  Some important factors include without limitation our ability to continue to compete successfully; changes in the market for our services; general economic conditions being less favorable than expected; global political conditions and the outbreak or escalation of war or hostilities or the occurrence of any terrorist attacks; our ability to grow our relocation services business; risks associated with the real estate industry; our reliance on, and our ability to attract, agents and owner/operators; changes in the regulatory environment, including antitrust, environmental and insurance laws and regulations, that could negatively affect the operation of our business; changes in Transguard’s A.M. Best rating, SIRVA’s debt ratings, or associated outlooks, and our ability to mitigate the effect of any such change; risks associated with operating in foreign countries; loss of our key executive officers; our ability to consummate and integrate potential acquisitions; changes in our accounting assumptions that regulatory agencies, including the Securities and Exchange Commission (SEC), may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; our ability to complete and file our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for each of the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005; the outcome and costs associated with the audit committee review and the SEC inquiry; and the other factors described under the caption “Business – Investment Considerations” and other risks described in SIRVA’s 2003 Annual Report on Form 10-K and other reports we submit to the SEC from time to time.  All forward-looking statements speak only as of the date of this notification.  We undertake no obligation beyond that required by law to update any forward-looking statements, whether as a result of new information, future events or otherwise.  All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this notification.

SIRVA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ RALPH A. FORD
Ralph A. Ford, Senior Vice President, General Counsel &
Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).